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                                                                 EXHIBIT (c)(35)
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 4)

           (WITH RESPECT TO THE TENDER OFFER BY NORTHROP CORPORATION)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
                                 (516) 575-3871
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSONS(S) FILING STATEMENT)

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated March 24, 1994, as amended (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Northrop Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     The response to Item 2 is hereby supplemented and amended as follows:

     On April 3, 1994, the Company, Northrop and Northrop Acquisition entered into an Agreement and Plan of Merger (the "Northrop Merger Agreement"), relating to the purchase of all outstanding Shares at a price of $62.00 per Share net to the seller in cash, as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") as amended on April 4, 1994 filed by Northrop and Northrop Acquisition with the Securities and Exchange Commission, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 1994, as amended April 4, 1994 (the "Northrop Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Northrop Offer").

ITEM 3.  IDENTITY AND BACKGROUND.

     The response to Item 3(b) is hereby supplemented and amended as follows:

     (b) The Northrop Offer is being made pursuant to the Northrop Merger Agreement. After the completion of the Northrop Offer, and upon the terms and subject to the conditions of the Northrop Merger Agreement, Northrop Acquisition will be merged with and into the Company (the "Northrop Merger"). Following the Northrop Merger, the Company will be the surviving corporation ("Surviving Corporation"). The Company will thereby become a wholly owned subsidiary of Northrop and each Share outstanding immediately prior to the Effective Time (other than Shares (i) held in the Company's treasury or by any of the Company's subsidiaries, (ii) held by Northrop Acquisition, Northrop or any other subsidiary of Northrop or (iii) held by any stockholder who has not voted in favor of the Northrop Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 623 of the New York Business Corporation Law (the "NYBCL"), unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal, in which case such Shares will be treated as converted) will be converted at the effective time of the Northrop Merger (the "Effective Time") into the right to receive the higher of (i) $62.00 in cash or (ii) any higher price paid pursuant to the Northrop Offer (the "Northrop Merger Consideration"). The purpose of the Northrop Offer, the Northrop Merger Agreement and the Northrop Merger is for Northrop Acquisition and Northrop to acquire control of, and the entire equity interest in, the Company. The Northrop Offer is intended to increase the likelihood that the Northrop Merger will be effected. The Northrop Merger Agreement is filed as Exhibit (c)(18) hereto and is hereby incorporated herein by reference in its entirety.

     THE NORTHROP OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE NORTHROP OFFER, SHARES REPRESENTING NOT LESS THAN TWO-THIRDS OF THE THEN OUTSTANDING SHARES DETERMINED ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION").

THE MERGER AGREEMENT.

     The Northrop Merger Agreement provides that Northrop Acquisition will commence the Northrop Offer and accept for payment, purchase and pay for Shares tendered pursuant to the Northrop Offer, subject to the terms and conditions set forth in the Northrop Offer to Purchase. The Northrop Merger Agreement further provides that Northrop Acquisition, upon purchase of Shares pursuant to the Northrop Offer, shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Northrop Acquisition representation on the Board equal to the product of the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Northrop Merger Agreement as set forth below) and the percentage that the number of Shares purchased by Northrop Acquisition bears to the total number of outstanding shares of Common Stock of the Company on a fully diluted basis, and that the Company will use its best efforts, upon request by Northrop Acquisition, promptly, at the Company's election either to increase the size of the Board (subject to the provisions of Article EIGHTH of the Company's certificate of incorporation) or secure the resignation of such number of directors as is necessary to enable Northrop Acquisition's designees to be elected to the Board. The Northrop Merger Agreement further provides that, at such times, and subject to the agreement set forth in the next sentence, the Company will use its best efforts to cause persons designated by Northrop Acquisition to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action under the Northrop Merger Agreement), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board. The Northrop Merger Agreement further provides that, notwithstanding the foregoing, the Company shall use its best efforts to insure that three members of the Board as of the date of the Northrop Merger Agreement shall remain members of the Board until the Effective Time. The Northrop Merger Agreement further provides that the Northrop Merger shall occur as soon as practicable after May 18, 1994 (provided that Northrop Acquisition shall have purchased Shares pursuant to the Northrop Offer) and the satisfaction or waiver of the conditions in the Northrop Merger Agreement and that, upon such Merger, the directors of Northrop Acquisition shall become the directors of Surviving Corporation and that the officers of the Company shall become the officers of Surviving Corporation.

     With respect to outstanding stock options pursuant to the Company's 1981 Stock Option Plan, 1990 Stock Option Plan and 1992 Long-Term Incentive Plan (collectively, the "Stock Plans"), the Northrop Merger Agreement provides that the Company shall use all reasonable efforts to cause all holders of the options ("Options") granted under the Stock Plans which are outstanding immediately prior to the Effective Time to exercise such Options prior to the Effective Time. In addition, the Company has agreed in the Northrop Merger Agreement to take such action as is necessary under the Stock Plans to cause any Options that remain outstanding after the Northrop Merger to thereafter be exercisable for a short-term debt instrument of Surviving Corporation in a face amount (and with an interest rate and other terms designed to provide a fair value) equal to the amount determined by multiplying the Northrop Merger Consideration by the number of Shares for which each such Option was theretofore exercisable. The Northrop Merger Agreement further provides that, prior to the Effective Time, the Company shall use all reasonable efforts to (i) obtain any consents from individuals who are entitled to awards under the Company's Management Incentive Plan ("MIP") and
(ii) make any amendments to the terms of such Plan that are necessary to provide for future distributions thereunder to be paid in the form of cash (and not in the form of shares of Common Stock).

     The Northrop Merger Agreement provides that Northrop, upon notice to the Company, may modify the structure of the Northrop Merger if Northrop determines it advisable to do so because of tax or other considerations, but no such modification may reduce the consideration payable upon consummation of the Northrop Merger.

     Representations and Warranties. The Northrop Merger Agreement contains customary representations and warranties by the Company concerning: the organization and qualification of the Company and its subsidiaries; the capitalization of the Company and its subsidiaries; the Company's authority relative to the execution and delivery of, and performance of its obligations under, the Northrop Merger Agreement, and Board approval of the Northrop Merger Agreement and certain related transactions; the accuracy of forms, reports and documents filed by the Company with the Securities and Exchange Commission since January 1, 1990 and certain financial statements of the Company; the accuracy of information supplied by the Company for inclusion in the Northrop Offer Documents and the Proxy Statement relating to the Northrop Merger; the absence of undisclosed liabilities or changes; obtaining necessary approvals to consummate the transactions contemplated by the Northrop Merger Agreement and the absence of any conflict with, or violations of, the corporate documents and binding instruments of the Company or of its subsidiaries or with or of any law, rule or regulation of the consummation of the transactions contemplated by the Northrop Merger Agreement; there not being any current defaults under the corporate documents and binding instruments of the Company and of its subsidiaries or under any law, rule or regulation; the absence of material litigation involving the Company or any of its subsidiaries; the Company and its subsidiaries having necessary permits and licenses

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and the compliance therewith, and compliance with all applicable laws; the legal compliance of employee benefit plans of the Company and its subsidiaries; the Company and its subsidiaries complying with environmental laws and regulations; and the amendment of the Rights Agreement. In addition, the Company represents that it has terminated the Martin Merger Agreement pursuant to Section
8.1(d)(ii) thereof. The Northrop Merger Agreement also contains customary representations and warranties of Northrop Acquisition and Northrop.

     Covenants. The Northrop Merger Agreement obligates the Company until the designees of Northrop Acquisition constitute a majority of the Board to conduct its business in the ordinary course consistent with past practice including specific covenants as to permissible activities. Northrop has agreed to guarantee the performance by Northrop Acquisition of its obligations under the Northrop Merger Agreement.

     Other Potential Bidders. The Northrop Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted prior to the Northrop Merger Agreement with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of the Company's subsidiaries or any business combination with the Company or any of its subsidiaries, other than as described in the letter (the "Letter") from the Company to Northrop dated the date of the Northrop Merger Agreement. The Northrop Merger Agreement permits the Company to, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to another person pursuant to confidentiality agreements and to participate in discussions and negotiations with such person with respect to any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any subsidiary or division of the Company if such person has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty. The Northrop Merger Agreement provides that the Board shall provide a copy of any such written proposal to Northrop or Northrop Acquisition immediately after receipt thereof and thereafter keep Northrop and Northrop Acquisition promptly advised of any development with respect thereto. Otherwise, the Northrop Merger Agreement prohibits the Company from directly or indirectly encouraging, soliciting, participating in or initiating negotiations or discussions with, or providing any information to, any person concerning any merger, sale of assets, sale of shares of capital stock or similar transactions involving the Company or any subsidiary or any division of the Company; provided, however, that nothing in the Northrop Merger Agreement shall prevent the Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with regard to any tender offer, and provided, further, that the Board shall not recommend that the shareholders of the Company tender their shares in connection with any such tender offer unless the Board by majority vote determines in its good faith judgment, based as to legal matters on the written opinion of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary duty.

     Conditions. Each party's obligations to effect the Northrop Merger are subject to: the requisite approval of shareholders of the Company; there being no statute, rule, regulation, executive order, decree, ruling or injunction prohibiting, restraining, enjoining or restricting the consummation of the Northrop Merger; the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the purchase of Shares pursuant to the Northrop Offer.

     Termination. The Northrop Merger Agreement provides that it may be terminated and the Northrop Offer and the Northrop Merger may be abandoned at any time, but prior to the Effective Time in the following circumstances: (i) by the mutual written consent of Northrop, Northrop Acquisition and the Company;
(ii) by Northrop and Northrop Acquisition or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Northrop Merger and such order, decree, ruling or other action is or shall have become non-appealable; (iii) by Northrop and Northrop Acquisition if, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in the Northrop Offer, Northrop Acquisition shall have (A) failed to commence the

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Northrop Offer within five days following the date of the initial public announcement of the Northrop Offer, (B) terminated the Northrop Offer or (C) failed to pay for Shares pursuant to the Northrop Offer within 60 days following commencement of the Northrop Offer; (iv) by the Company if (1) there shall not have been a material breach of any representation, warranty or covenant or agreement on the part of the Company, and Northrop Acquisition shall have (A) failed to commence the offer within five days following the date of the initial public announcement of the Northrop Offer, (B) terminated the Northrop Offer or
(C) failed to pay for Shares pursuant to the Northrop Offer within 60 days following the commencement of the Northrop Offer or (2) prior to the purchase of Shares pursuant to the Northrop Offer, a person shall have made a bona fide offer that the Board by a majority vote determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of legal counsel, is more favorable to the Company's shareholders than the Northrop Offer and the Northrop Merger (any such termination effected pursuant to clause (iv)(2) being referred to as an "Other Offer Event"), provided that in the case of this clause (2) the Company shall have paid the Termination Fee (as defined below); (v) by Northrop and Northrop Acquisition prior to the purchase of Shares pursuant to the Northrop Offer, if
(1) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect on the Company (as defined below) or materially adversely affecting (or materially delaying) the consummation of the Northrop Offer, (2) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Northrop Offer, which shall not have been cured prior to the earlier of (A) ten days following notice of such breach and (B) two business days prior to the date on which the Northrop Offer expires (any such termination effected pursuant to clause (v)(1) or (v)(2) being referred to as a "Company Breach Event"), (3) the Company shall engage in negotiations with any entity or group (other than Northrop or Northrop Acquisition) that has proposed a Third Party Acquisition (as defined below), (4) the Board shall have withdrawn or modified (including by amendment to this Schedule 14D-9) in a manner adverse to Northrop Acquisition its approval or recommendation of the Northrop Offer, the Northrop Merger Agreement or the Northrop Merger or shall have recommended another offer or shall have adopted any resolution to effect any of the foregoing, or (5) the Minimum Condition shall not have been satisfied by the expiration date of the Northrop Offer and on or prior to such date an entity or group (other than Northrop or Northrop Acquisition) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition; or (vi) by the Company if (1) there shall have been a material breach of any representation or warranty on the part of Northrop or Northrop Acquisition which materially adversely affects (or materially delays) the consummation of the Northrop Offer or (2) there shall have been a material breach of any covenant or agreement on the part of Northrop or Northrop Acquisition and which materially adversely affects (or materially delays) the consummation of the Northrop Offer which shall not have been cured prior to the earlier of (A) ten days following notice of such breach and (B) two business days prior to the date on which the Northrop Offer expires.

     "Material Adverse Effect," when used in connection with the Company or any of its subsidiaries, is defined in the Northrop Merger Agreement as any change or effect (other than changes or effects disclosed in the Letter) that is or is reasonably likely to be materially adverse to the business, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions unrelated to any businesses in which the Company is engaged.

     Fees and Expenses. The Northrop Merger Agreement provides that in the event Northrop and Northrop Acquisition terminate the Northrop Merger Agreement pursuant to a Company Breach Event, Northrop and Northrop Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Northrop and Northrop Acquisition for such damages, the Company has agreed under the Northrop Merger Agreement to pay to Northrop the amount of $20 million as liquidated damages immediately upon such termination.

     The Northrop Merger Agreement also provided that if (i) Northrop and Northrop Acquisition terminate the Northrop Merger Agreement pursuant to clause
(v)(2), (3), (4) or (5) of the first paragraph under Termination above and, within 12 months thereafter, the Company enters into an agreement with respect to a

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Third Party Acquisition, or a Third Party Acquisition occurs involving any party
(or any affiliate thereof) (x) with whom the Company (or its agents) had negotiations with a view to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed an interest in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) after the date hereof and prior to such termination, (ii) Northrop and Northrop Acquisition terminate the Northrop Merger Agreement pursuant to clause (v)(3), (4) or (5) of the first paragraph of Termination above, and within 12 months thereafter a Third Party Acquisition shall occur involving a consideration for Shares (including the value of any stub equity) in excess of the amount per Share paid pursuant to the Northrop Offering, or (iii) the Company terminates the Northrop Merger Agreement pursuant to an Other Offer Event, the Company shall pay to Northrop and Northrop Acquisition, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with such termination by the Company, a fee, in cash, of $50,000,000 (the "Termination Fee"), provided, however, that the Company in no event shall be obligated to pay more than one such $50,000,000 fee with respect to all such agreements and occurrences and such termination. In case liquidated damages shall have been paid pursuant to the first paragraph of this section, in connection with such a termination, the amount so paid, minus an amount equal to the fees and expenses that would have been collectible by Northrop and Northrop Acquisition pursuant to the second next succeeding paragraph but for the operation of clause (ii) of the parenthetical of the first sentence thereof shall be credited against the amount pursuant to this paragraph.

     "Third Party Acquisition" is defined in the Northrop Merger Agreement as the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Northrop, Northrop Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 30% of the total assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 30% or more of the outstanding shares of Common Stock; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of more than 20% of the outstanding shares of Common Stock, other than a repurchase which was not approved by the Company or publicly announced prior to the termination of the Northrop Merger Agreement and which is not part of a series of transactions resulting in a change of control.

     The Northrop Merger Agreement provides that upon the termination of the Northrop Merger Agreement for any reason prior to the purchase of Shares by Northrop Acquisition pursuant to the Northrop Offer (other than (i) termination by the Company due to a breach of a representation, warranty, covenant or agreement on the part of Northrop or Northrop Acquisition and (ii) termination in circumstances requiring the Company to pay liquidated damages pursuant to a Company Breach Event), the Company shall reimburse Northrop, Northrop Acquisition and their affiliates (not later than one business day after submission of statements therefor) for all actual, documented out-of-pocket fees and expenses, not to exceed $8,800,000, actually and reasonably incurred by any of them or on their behalf in connection with the Northrop Offer and the Northrop Merger and the consummation of all transactions contemplated by the Northrop Merger Agreement (including, without limitation, fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants). Northrop and Northrop Acquisition have provided the Company with an estimate of the amount of such fees and expenses and, if Northrop or Northrop Acquisition shall have submitted a request for reimbursement hereunder, will provide the Company in due course with invoices or other reasonable evidence of such expenses upon request. The Company shall in any event pay the amount requested (not to exceed $8,800,000) within one business day of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course.

     Indemnification; Insurance. Under the Northrop Merger Agreement, Northrop and Northrop Acquisition have agreed that all rights to indemnification or exculpation existing in favor of the directors, officers, employees and agents of the Company and its subsidiaries as provided in their respective charters or by-laws or otherwise in effect as of the date of the Northrop Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Northrop Merger and continue in full force and effect. The Northrop Merger Agreement also provides that to the maximum extent permitted by the NYBCL such indemnification

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

shall be mandatory rather than permissive and Surviving Corporation shall advance expenses in connection with such indemnification. The Northrop Merger Agreement further provides that Northrop guarantees the indemnification obligations of Surviving Corporation.

     Under the Northrop Merger Agreement, Northrop has agreed to cause Surviving Corporation to maintain in effect for not less than three years from the Effective Time the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by the Company (provided that Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time to the extent available, provided that in no event shall Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company (the "Premium Amount") to maintain or procure insurance coverage pursuant hereto and further provided that if Surviving Corporation is unable to obtain the insurance called for by this provision, Surviving Corporation will obtain as much comparable insurance as is available for the Premium Amount per year.

     Redemption of Rights. The Northrop Merger Agreement provides that, at Northrop's request, the Company will take such action as Northrop may request to effectuate the redemption, at any time after the purchase of Shares pursuant to the Northrop Offer of at least a majority of the outstanding Shares, of the Rights.

     Amendment. The Northrop Merger Agreement provides that, subject to the next paragraph, the Northrop Merger Agreement may be amended by action taken by the Company, Northrop and Northrop Acquisition at any time before or after approval of the Northrop Merger by the shareholders of the Company (if required by applicable law) but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval. The Northrop Merger Agreement further provides that the Northrop Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

     The Northrop Merger Agreement further provides that, following the election or appointment of Northrop Acquisition's designees to the Company's Board of Directors pursuant to the Northrop Merger Agreement and prior to the Effective Time, if there shall be any directors of the Company who were directors as of the date hereof, any amendment of the Northrop Merger Agreement, any termination of the Northrop Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Northrop Acquisition or Northrop or waiver of any of the Company's rights under the Northrop Merger Agreement will require the concurrence of a majority of such directors.

     Extension; Waiver. The Northrop Merger Agreement provides that, subject to the second paragraph under Amendment above, at any time prior to the Effective Time, each party to the Northrop Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Northrop Merger Agreement or in any document, certificate or writing delivered pursuant to the Northrop Merger Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Northrop Merger Agreement. Any agreement on the part of either party hereto to any such extensions or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights thereunder shall not constitute a waiver of such rights.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     The response to Item 4 is hereby amended and supplemented as follows:

          (a) Recommendation. At a meeting of the Board held on April 3, 1994, the Board unanimously adopted resolutions that the Board had, in light of and subject to the terms and conditions set forth in the Northrop Merger Agreement and in light of other relevant circumstances, determined that the Northrop Offer and the Northrop Merger are fair to, and in the best interests of, the shareholders of the Company; authorizing the execution and delivery of the Northrop Merger Agreement substantially in the form presented to it; and recommending that the shareholders of the Company accept the Northrop Offer and tender their Shares to Northrop Acquisition and approve and adopt the Northrop Merger Agreement.

          The Board also unanimously (i) recommended that the shareholders of the Company reject the Martin Offer and not tender any of their Shares pursuant to the Martin Offer and (ii) authorized the termination of the Martin Merger Agreement.

          The letter to shareholders of the Company, dated April 4, 1994, from Dr. Renso L. Caporali, Chairman of the Board and Chief Executive Officer of the Company, containing the recommendations of the Board is filed as Exhibit (a)(2) hereto and is incorporated herein by reference in its entirety.

          (b) Background and Reasons for the Recommendation.

          On March 31, 1994, a representative of the financial advisor of Martin Marietta contacted the Company's financial advisor and stated that Martin Marietta still had more than one option. The representative of the financial advisor also asked whether Northrop had indicated whether it would submit a proposal pursuant to the Rules and Procedures for Submission of Proposals adopted by the Company, stating that it had implications as to the option Martin Marietta would choose. The financial advisor of Martin Marietta was informed that the financial advisor of the Company had nothing to report regarding Northrop's plans. At approximately 4:30 p.m., a representative of the financial advisor of Martin Marietta arrived at the office of the financial advisor of the Company. At approximately 5:00 p.m., the representative of the financial advisor of Martin Marietta asked the financial advisor of the Company whether he had heard from Northrop and whether representatives of the financial advisor of Northrop were there. Upon being informed that, since their conversation earlier that afternoon, the financial advisor of the Company had had no contact with representatives of Northrop and upon being informed that representatives of the financial advisor of Northrop were present at the offices of the Company's financial advisor, the representative of the financial advisor of Martin Marietta delivered a letter in an envelope marked "B". A representative of the financial advisor of Northrop also delivered a letter to the Company's financial advisor.

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

          The text of the letter dated March 31, 1994 from Martin Marietta to the Company is set forth below:

"MARTIN MARIETTA CORPORATION               6801 Rockledge Drive
                                           Bethesda, Maryland 20617
                                           Telephone (301) 897-6185

NORMAN R. AUGUSTINE
Chairman and Chief Executive Officer

                                                   March 31, 1994

Board of Directors
Grumman Corporation
c/o Gene T. Sykes
Goldman Sachs & Co.
85 Broad Street
New York, NY 10004

Lady and Gentlemen:

     We have received the letter dated March 28, 1994 from Dr. Caporali regarding proposals for the acquisition of Grumman.

     On February 21, 1994, Martin Marietta provided to Grumman Corporation a proposal to enter into discussions leading to a cash tender for Grumman shares at $55.00 per share. In that letter, we indicated that we had placed "the highest value possible on Grumman," and that it was "our best proposal." We relied upon assurances that the other potential suitor had executed a binding agreement, virtually identical to our own, that precluded any unsolicited offer and we chose to provide our highest and best offer in that proposal to "avoid a debilitating and unpredictable auction process."

     As a result of your acceptance of our proposal, our two companies worked together to complete an unusual reciprocal due diligence investigation whereby we made available to Grumman highly sensitive and confidential information about our company. In addition, we went so far as to collectively develop a strategic plan for capitalizing on the combined company's strengths in the consolidating defense marketplace. We then jointly announced on March 7, 1994 a Grumman/Martin Marietta combination "on the leading edge of the industry consolidation."

     Martin Marietta remains excited about the benefits of a Grumman/Martin Marietta combination and committed to the terms of the March 6, 1994 Merger Agreement (the "Merger Agreement") between our two companies. We have consistently made clear that Martin Marietta has no interest in participating in an auction process which we believe would be damaging to Grumman, its employees and our mutual customers. As we stated in our February 21, 1994 letter, Martin Marietta's Board of Directors believes that $55.00 per share is a full and fair price for Grumman shares and truly represents our "highest and best offer." As a result, while we are fully prepared to carry out the terms of the Merger Agreement, we do not believe that it is in our shareholders' best interests to increase our offer.

     Grumman cannot enter into a merger agreement with Northrop (or any other third party) while the Merger Agreement is in effect. We recognize that Grumman has the right to terminate the Merger Agreement pursuant to Section 8.1(d)(ii) thereof if Grumman's Board determines in its good faith judgement and in the exercise of its fiduciary duties, based on the written opinion of legal counsel, that a different offer is more favorable to Grumman's shareholders. However, such termination would not be effective until the $50 Million fee required by
Section 8.3(b) has been paid. While we hope that Grumman does not choose this course of action, we enclose wiring instructions in the event Grumman decides to proceed in this manner. Also, pursuant to Section 8.3(c) of the Merger Agreement, our out-of-pocket fees and expenses, not to exceed $8.8 Million would be payable upon such a termination and within one business day of request thereof. In such event we would expect to submit promptly a reimbursement request under Section 8.3(c).

     Despite our disappointment at the possibility that the Grumman employees may not have the opportunity to join with Martin Marietta in a combination that Dr. Caporali indicated would be "far superior to any of our other options" we maintain our high regard for the Grumman legacy and its people.

     If there are any questions, please feel free to contact us at your convenience. We can be reached through our advisors at Bear Stearns & Co., Mr. Denis Bovin (212) 272-6938 or Mr. Michael J. Urfirer (212) 272-3331.
                                          Sincerely,
                                          Norman R. Augustine"

     The text of the letter from Northrop to the Company dated March 31, 1994 is set forth below:

                                                         "Chairman of the Board,
                                                             President and Chief
                                                               Executive Officer

                                                   March 31, 1994

CONFIDENTIAL

Board of Directors
Grumman Corporation
In care of Mr. Gene T. Sykes
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

Gentlemen and Mrs. Benson:

     As you are aware, we have grave concerns with the fairness of the bidding rules and procedures set forth in Dr. Caporali's March 28 letter. We continue to desire an unimpeded opportunity to participate in a truly open and fair procedure for bringing the bidding process to a conclusion without any impediment to our responding to any bid made by Martin Marietta.

     We strongly believe that a combination of Grumman and Northrop is in the best interests of our mutual stockholders and other constituencies; and we wish to be constructive in your effort to bring the bidding to a swift conclusion. Accordingly, Northrop Corporation hereby offers to increase the price Northrop will pay in accordance with the Merger Agreement as follows:

          (1) An increased price of $66.00 per share if Martin Marietta's proposal delivered to you at or before 5:00 p.m. New York time on March 31, 1994 (the "Martin Marietta Bid") contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $64.01 through $66, inclusive;

          (2) An increased price of $65.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $63.01 through $64, inclusive;

          (3) An increased price of $64.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $62.01 through $63, inclusive;

          (4) An increased price of $63.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $61.01 through $62, inclusive;

          (5) An increased price of $62.00 per share if the Martin Marietta Bid contains a definitive offer to acquire all outstanding shares of Grumman at a per share price of $60.00 through $61 inclusive; or

          (6) A per share price of $60 if Martin Marietta fails to provide a bid letter or the Martin Marietta Bid does not contain a definitive offer of at least $60 per share.

     If Grumman shall choose to accept a bid from Martin Marietta at or above $66 per share, we would urge Grumman to notify Northrop of the bid as we will give serious consideration to topping such a bid.

     The offer made herein shall be irrevocable until 9:00 a.m. New York time on Monday, April 4, 1994.

     We must require that, upon Grumman's acceptance of the offer made herein at a particular price, Grumman shall certify to us in writing that such price is established in accordance with the formula set forth herein.

     We further advise you that Northrop reserves its right to submit additional bids or proposals intended to provide greater value to Grumman's stockholders or other constituent communities than any agreement which may be entered into between Grumman and Martin Marietta. Northrop does not agree with any provisions of the bidding procedures that purport to limit Northrop's ability to make such additional bids or proposals.

     We expect that Grumman will honor the commitment it has made not to publicly disclose or communicate to Martin Marietta the terms of this offer, and this offer shall not be binding upon Northrop if it is so disclosed or communicated prior to entering into a definitive merger agreement with us. We also expect, and this offer is submitted on the condition, that Grumman will not enter into any agreement with either Martin Marietta or Northrop, except on the terms described in Dr. Caporali's March 28 letter.

     Acceptance of this offer by Grumman Corporation shall constitute acceptance and agreement to the Agreement and Plan of Merger submitted to you, pursuant to the letter dated March 23, 1994, from our counsel, with a change in the second "WHEREAS" clause of $60 to the dollar amount specified in Paragraphs (1) through
(5) herein and a change in Section 4.2 to correct a typographical error therein, to change the number 107,975,451 to 107,975.451.

                                          Sincerely yours,
                                          Kent Kresa"

     On April 1, 1994, the Board held a special telephonic meeting to discuss, among other things, the foregoing. Senior management of the Company and the Company's legal and financial advisors reviewed the two letters with the Board. Following discussion of the two letters, the Board, by unanimous vote of all members present, adopted resolutions (i) in light of all the relevant circumstances, recommending that shareholders reject the Martin Offer; (ii) in light of all the relevant circumstances, recommending that shareholders reject the tender offer by Northrop Acquisition as disclosed in the Northrop Schedule 14D-1 dated March 16, 1994; (iii) approving the entering into of negotiations with Northrop by the Company and not authorizing any contacts, discussions or negotiations with Martin Marietta pending further action by the Board which is dependent upon progress in negotiations with Northrop on April 1 and April 2; and (iv) expressing the intention of the Board to amend the Rights Agreement and to take all actions necessary with respect to Article Seventh of the Company's Certificate of Incorporation and with respect to Sections 902 and 912 of the NYBCL to exempt therefrom a $66 or higher offer by Northrop pursuant to a merger agreement otherwise in the form submitted by Northrop to the Company.

     At the direction of the Board and following the conclusion of the meeting, representatives of the Company communicated the foregoing to representatives of Northrop, including the view of the representative of the Company that under no circumstances would the Board authorize the sale of the Company at $60 per Share. Later in the day, on April 1, 1994, representatives of Northrop contacted representatives of the Company and indicated that Northrop wished to pursue negotiations with the Company.

     On April 2 and April 3, 1994, representatives of the Company met with representatives of Northrop to discuss and negotiate the terms of the Northrop Merger Agreement. During the negotiations, representatives of the Company reiterated the view that under no circumstances would the Board authorize the sale of the Company at $60 per Share, and, in such circumstances, the Board would then review all alternatives available to it, including keeping in place the Company's Rights Agreement, the Company's rights under its Certificate of Incorporation and the Company's rights under Sections 902 and 912 of the NYBCL and would also examine other possibilities. At the conclusion of the negotiations, the Company received a letter from Northrop, a copy of which is attached hereto as Exhibit (c)(21) and incorporated by reference herein in its entirety, which confirmed the revised Northrop Offer of $62.00 per Share.

     On April 3, 1994, the Board held a special meeting. At such meeting, the Board reviewed with its senior management, legal counsel and financial advisors the discussions and negotiations between the Company and Northrop since the last meeting of the Board. The Board also heard presentations by its legal counsel on the terms and conditions contained in the Northrop Merger Agreement and by its financial advisor of its analysis of the proposed transaction, including reference to previous analyses discussed with the Board. Representatives of the financial advisor then delivered the oral opinion of the financial advisor to the Board (subsequently confirmed by written opinion) that, as of such date, the $62.00 in cash to be received by the holders of Shares in the Northrop Offer and the Northrop Merger is fair to such holders. Following further discussion, the Board unanimously adopted resolutions that the Board has, in light of and subject to the terms and conditions set forth in the Northrop Merger Agreement, determined that the Northrop Offer and Northrop Merger are fair to, and in the best interest of, the shareholders of the Company and that the Northrop Offer and the Northrop Merger represent the best value available under the circumstances to the Company's shareholders; authorizing the execution and delivery of the Northrop Merger Agreement substantially in the form presented to it; recommending that the shareholders of the Company accept the Northrop Offer and tender their shares to Northrop Acquisition and approve and adopt the Northrop Merger Agreement; authorizing the termination of the Martin Merger Agreement, including authorization of payment of the fee required by Section 8.3b thereof; and affirming that, in view of the March 31, 1994 letters from Martin Marietta and Northrop and the Northrop Merger Agreement and in light of all the relevant circumstances, the Board recommended that shareholders reject the Martin Offer.

     In determining to approve the Northrop Merger Agreement and to recommend acceptance of the Northrop Offer, the Board considered a number of factors, including, without limitation, the following:

          (i) The factors considered by the Board at its meeting of March 6, 1994;

          (ii) The letters of Martin Marietta and Northrop dated March 31, 1994 and the positions taken and/or statements made by each of them;

          (iii) The Board's review of presentations from, and discussion of the terms and conditions of the Northrop Offer and the Northrop Merger with, senior executive officers of the Company, representatives of its legal counsel and representatives of Goldman; and

          (iv) The Board's receipt of the oral opinion of Goldman (subsequently confirmed by a written opinion) that, as of April 3, 1994, the $62.00 per Share in cash to be received by the holders of Shares in the Northrop Offer and the Northrop Merger is fair to such holders.

     The Board did not assign relative weights to the factors discussed above.

     A copy of the written opinion of Goldman dated April 4, 1994, confirming its oral opinion as of April 3, 1994 and describing the assumptions made, matters considered and the scope of the review undertaken and procedures followed by Goldman, is attached as Exhibit (a)(3) hereto and is incorporated herein by reference in its entirety. SHAREHOLDERS ARE ENCOURAGED TO READ SUCH OPINION IN ITS ENTIRETY.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     The response to Item 6(b) is hereby amended and supplemented as follows:

     (b) To the best knowledge of the Company, all of the Company's executive officers, directors and affiliates presently intend to tender to Northrop Acquisition or present to the Exchange Agent after the Northrop Merger all Shares which are currently held of record or beneficially owned by such persons, subject to applicable tax and securities laws and personal considerations.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     The response to Item 7 is hereby amended and supplemented as follows:

          (a) The Company is not engaged in any negotiation in response to the Northrop Offer which relates to or would result in:

             (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

             (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

             (3) a tender offer for or other acquisition of securities by or of the Company; or

             (4) any material change in the present capitalization or dividend policy of the Company.

          (b) Except as described under Item 4, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Northrop Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The response to Item 8 is hereby amended and supplemented as follows:

     The information statement attached hereto as Annex I is being furnished in connection with the possible designation by Northrop Acquisition, pursuant to the Northrop Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

     A copy of the complaint in Fecci, et al. v. Grumman Corp., et al., filed in the United States District Court for the Southern District of New York, 94 Civ. 1914, is set forth as Exhibit (c)(22) hereto, and incorporated by reference herein in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(2)    --  Letter to the Company's Shareholders, dated April 4, 1994*
    (a)(3)    --  Opinion of Goldman, Sachs & Co., dated April 4, 1994*
    (b)       --  None.
    (c)(18)   --  Agreement and Plan of Merger between Northrop Acquisition, Northrop
                  Corporation and the Company dated April 3, 1994
    (c)(19)   --  Letter, dated March 31, 1994, from Martin Marietta Corporation to the Company
    (c)(20)   --  Letter, dated March 31, 1994, from Northrop Corporation to the Company
    (c)(21)   --  Letter, dated April 3, 1994, from Northrop Corporation to the Company
    (c)(22)   --  Complaint in Fecci, et al., v. Grumman Corp. et al.

- ---------------
* Included in copies mailed to shareholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /s/  RENSO L. CAPORALI
                                              Chairman of the Board and
                                              Chief Executive Officer

Date: April 4, 1994

                                                                         ANNEX I

                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about April 4, 1994, as part of the Grumman Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the revised tender offer by Northrop Acquisition (the "Schedule 14D-9") to the holders of record of the Company's Common Stock, $1 par value. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Northrop Acquisition to a majority of the seats on the Board. The Northrop Merger Agreement provides that Northrop Acquisition, upon purchase of Shares pursuant to the Northrop Offer, shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as well as give Northrop Acquisition representation on the Board equal to the product of the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Northrop Merger Agreement as set forth below) and the percentage that the number of shares of Common Stock purchased by Northrop Acquisition bears to the total number of outstanding shares of Common stock of the Company on a fully-diluted basis, and that the Company will use its best efforts, upon request by Northrop Acquisition, promptly at the Company's election either to increase the size of the Board (subject to the Company's certificate of incorporation) or secure the resignation of such number of directors as is necessary to enable Northrop Acquisition's designees to be elected to the Board. The Northrop Merger Agreement further provides that, at such times and subject to the agreement set forth in the next sentence, the Company will use its best efforts to cause persons designated by Northrop Acquisition to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action under the Northrop Merger Agreement, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board. The Northrop Merger Agreement further provides that, notwithstanding the foregoing, the Company shall use its best efforts to ensure that three members of the Board as of the date of the Northrop Merger Agreement shall remain members of the Board until the Effective Time. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Northrop Merger Agreement, on April 4, 1994, Northrop Acquisition revised its Offer to Purchase dated March 14, 1994. The Northrop Offer is scheduled to expire at 12:00 midnight, New York City time, on April 15, 1994, at which time, if all conditions to the Northrop Offer have been satisfied or waived, Northrop Acquisition has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Northrop Offer and not withdrawn.

     The information contained in this Information Statement concerning Northrop Acquisition and Northrop has been furnished to the Company by Northrop, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

     Northrop Acquisition has informed the Company that it will choose the designees (the "Acquisition Designees") it has the right to designate to the Board pursuant to the Northrop Merger Agreement from the directors and officers listed in ANNEX I of the Northrop Offer to Purchase, a copy of which has been mailed to shareholders. The information on ANNEX I is hereby incorporated herein by reference in its entirety.

     It is expected that the Acquisition Designees may assume office at any time following the purchase by Northrop Acquisition of a specified minimum number of Shares pursuant to the Northrop Offer, which purchase cannot be earlier than April 15, 1994, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Board. It is currently not known which, if any, of the current directors of the Company will resign. Northrop Acquisition has informed the Company that each of the directors and officers listed in ANNEX I of the Northrop Offer to Purchase has consented to act as a director, if so designated.

     None of the executive officers and directors of Northrop or Northrop Acquisition currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Northrop and Northrop Acquisition, none of Northrop's or Northrop Acquisition's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

                    INFORMATION WITH RESPECT TO THE COMPANY

     As of February 28, 1994, there were issued and outstanding 33,935,448 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Bylaws of the Company provide that the Board of Directors of the Company shall consist of nine to fifteen members, with the exact number of directors within such minimum and maximum to be determined by the Board of Directors. The Board of Directors currently consists of 11 members.

ACQUISITION DESIGNEES

     It is expected that the Acquisition Designees may assume office at any time following the purchase by Northrop Acquisition of a specified minimum number of shares pursuant to the Northrop Offer and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS

     The persons named below are the current members of the Board. The following sets forth as to each director, his or her age and principal occupation and business experience, and the period during which each has served as a director of the Company.

     VICTOR HAO LI. Age: 52 years; Co-Chairman, Asia-Pacific Consulting Group. Director since 1984, and a nominee, whose term will expire in 1997. Mr. Li graduated from Columbia University in 1961 with a B.A. degree in mathematics. He received his J.D. degree from Columbia Law School in 1964. In 1965 he received an L.L.M. degree from Harvard Law School and an S.J.D. degree in 1971. Mr. Li taught law at Columbia Law School and the University of Michigan and in 1972 joined the faculty of Stanford Law School where he was Shelton Professor of International Legal Studies until 1981 and also director for the Center of East Asian Studies from 1974 through 1976. He continues to teach there as Acting Professor of Law. From 1981 until 1990 he was President of the East-West Center, a public, nonprofit corporation established in 1960 by the U.S. Congress as an educational institution. Internationally Mr. Li is known for his research and writing on China's legal system and has been a consultant to the U.S. Senate Foreign Relations Committee. He is a member of the Board of Hawaiian Electric Industries, Inc. and the Hawaiian Electric Industries Charitable Foundation,

Applied Energy Systems China Generating Co. Ltd., the Advisory Board of the Freedom Forum First Amendment Center and the Advisory Council of the Asia Foundations Center for Asia Pacific Affairs. Other activities include service as a Board Member of Mid-Pacific Institute, The Queen's International Corporation, the Immigrant Center, and the Japan America Society of Honolulu. He also is a member of the United States Trade and Development Program Advisory Committee, and senior advisor to Friends of the Future. He is a member of the American Academy of Foreign Law, the Council on Foreign Relations of New York, the National Committee on U.S.-China Relations, the U.S. National Committee for Pacific Economic Cooperation, the American Society of International Law, and the Association for Asian Studies.

     ROBERT J. MYERS. Age: 59 years; President and Chief Operating Officer, Grumman Corporation. Director since 1991, and a nominee, whose term will expire in 1997. Mr. Myers received his Bachelor of Civil Engineering from N.Y. University's College of Engineering in 1955. After serving in the U.S. Army Corps of Engineers from 1955 to 1957, Mr. Myers joined the Grumman Aircraft Engineering Corporation as an engineering administrator. He left Grumman in 1961 to become division controller/administrator for Giannini Controls Corporation. In 1964, he returned to Grumman as program control manager for the Apollo Lunar Module Program. From 1968 to 1969, Mr. Myers was corporate planning, control and budgets manager, and was named program control manager for the F-14 Program in 1969. In 1972, after completing a management program at the Harvard Business School, he became deputy director of planning, control and budgets, and then served in various positions of increasing responsibility until 1980, when he was elected vice president, business and resource management, Grumman Aerospace Corporation. In 1983, he was elected Senior Vice President-Resources. In February 1985, Mr. Myers was elected a corporate senior vice president with responsibility for the Services Division, and in May 1986, was elected president of Grumman's Data Systems Division. He was elected President and Chief Operating Officer of Grumman Corporation in January 1991. He is currently a director of the American Defense Preparedness Association and a Trustee of Polytechnic University and of Huntington Hospital.

     JAMES F. ORR III. Age: 51 years; Chairman and Chief Executive Officer, UNUM Corporation; Director since 1991, and a nominee whose term will expire in 1997. Mr. Orr received his bachelor's degree from Villanova University in 1965 and an M.B.A. from Boston University in 1970. Mr. Orr has over 25 years of experience in the financial services industry. He began his career with a major Boston bank and spent several years in the securities industry in New York and Boston. Mr. Orr was a principal in a Boston-based, privately-held investment firm from 1969 to 1974. Prior to joining UNUM, he spent over 10 years with Connecticut Bank & Trust, most recently as Executive Vice President and Treasurer. Mr. Orr joined UNUM Corporation in 1986 as President and Chief Operating Officer and was named President and Chief Executive Officer in September 1987. He was appointed Chairman in January 1988. He became a member of the Grumman Corporation Board of Directors in July 1991. Currently, Mr. Orr is chairman of the American Council of Life Insurance and past chairman of the Maine Coalition for Excellence in Education where he now serves as a director. He is a trustee of Bates College, Maine Medical Center, New England Colleges Fund, the Committee for Economic Development, and is a member of the Business Roundtable. Mr. Orr is a director of the Nashua Corporation, the National Alliance of Business, the S.S. Heubner Foundation for Insurance Education, and the Council for Aid to Education.

     EDDIE N. WILLIAMS. Age: 61 years; President, Joint Center for Political and Economic Studies; Director since 1993, and a nominee whose term will expire in 1997. Mr. Williams received his B.S. in Journalism from the University of Illinois in 1954 and took graduate courses at Atlanta University in 1958 and Howard University in 1960. He received an honorary DHL from Bowie State University in 1980 and an honorary LL.D. from the University of the District of Columbia in 1986. He was selected as a Congressional Fellow by the American Political Science Association where, in 1958, he worked for then Senator Hubert
H. Humphrey. In 1959, he was Staff Assistant for the Senate Committee on Foreign Relations' Subcommittee on Disarmament. Mr. Williams then served as foreign service reserve officer with the U.S. Department of State from 1961 to 1968. During the Johnson Administration, he directed the Office of Equal Employment Opportunity and served as special assistant to the Deputy Undersecretary of State for Administration. In 1969, he became Vice President for Public Affairs at the University of Chicago, where he directed the university's Center for Policy Studies. Also during that time, he was a columnist for the Chicago Sun Times. In 1972,

Mr. Williams joined the Joint Center for Political Studies. Mr. Williams is a member of the Advisory Committee, Centers for Disease Control; The Pew Partnerships for Civic Change; National Commission on State and Local Public Service; Black Leadership Forum; Council on Foreign Relations; and the Overseas Development Council. Currently, Mr. Williams serves on the Board of Directors of the National Coalition on Black Voter Participation; The Institute for Educational Leadership; National Endowment for Democracy; Washington Educational Television Association-TV Channel 26; Independent Sector; National Opinion Research Center; Riggs National Bank of Washington, D.C.; Japan America Society of Washington, D.C.; and the Promus Companies, Inc. He became a member of the Grumman Corporation Board of Directors in March 1993.

     LUCY WILSON BENSON. Age: 66 years; Consultant to Business and Government; Director since 1980, whose term will expire in 1995. Mrs. Benson, President of Benson and Associates, has been an active leader in civil, academic, corporate, and governmental circles, both in the United States and abroad. A graduate of Smith College, she received her A.B. (1949) and an M.A. in History (1955). For six years, Mrs. Benson was national President of the League of Women Voters and Chairman of its Education Fund. She has served the government in a number of capacities, including Undersecretary of State for Security Assistance, Science and Technology during the Carter Administration, Secretary of Human Services for the Commonwealth of Massachusetts, and as a public member, appointed by the Speaker of the House, of the Select Committee on the Administration of the Congress. Presently, Mrs. Benson is a Trustee of the Alfred P. Sloan Foundation and Vice Chairman, Board of Trustees of Lafayette College, and a member of the Council on Foreign Relations, the International Institute of Strategic Studies and the National Committee on U.S.-China Relations. She is Vice Chairman of the Citizens Network for Foreign Affairs and a member of the Board of Directors of Communications Satellite Corporation, Logistics Management Institute, International Executive Service Corps, and of several funds of the Dreyfus Corporation, including the Dreyfus Fund, Inc., Dreyfus Liquid Assets, Inc., and the Dreyfus Third Century Fund, Inc.

     J. ROBERT ANDERSON. Age: 57 years; Vice Chairman and Chief Financial Officer, Grumman Corporation; Director since 1991, whose term will expire in 1995. Mr. Anderson received his B.A. degree from the University of South Carolina in 1958, his M.B.A. from Stanford University in 1963, and in the intervening years, served as a line officer in the U.S. Navy, from 1958 to 1961. After graduate school, Mr. Anderson joined the Ford Motor Company and in 1972 became Assistant Controller. He became Assistant Treasurer in 1974, and in 1977 joined the Office of the President as Finance Operations Planning Director. In 1978, he was named President of the Ford Motor Land Development Corporation. In 1983, Mr. Anderson joined the Firestone Tire & Rubber Company as Senior Vice President, Chief Financial Officer and Director, and became Vice Chairman, Chief Financial Officer, Chief Administrative Officer and a Director of the newly formed Bridgestone/Firestone, Inc. in 1989. Mr. Anderson joined Grumman Corporation in July 1991 as Vice Chairman, Chief Financial Officer, and a Director. Presently, Mr. Anderson is a director of Telxon Corporation and is a Vice Chair and Trustee of the National Planning Association and is a member of the Association's Committee on Changing International Realities.

     RICHARD DULUDE. Age: 60 years; Retired Vice Chairman, Corning Incorporated; Director since 1991, whose term will expire in 1995. Mr. Dulude received his B.M.E. from Syracuse University in 1954, and did postgraduate work at M.I.T. in 1969. From 1957 to his retirement in 1993, he was with Corning Incorporated, where he served in a number of sales, marketing, engineering and general management positions. He was elected a Vice President in 1971, President of Corning Europe in 1978, Senior Vice President in 1980, Group President responsible for the Telecommunications Products Sector in 1983, and became Vice Chairman in 1990. Mr. Dulude joined the Grumman Corporation Board of Directors in September 1991. In addition, Mr. Dulude currently serves on the Board of Directors of Raychem Corporation and AMBAC Inc. He is also a Trustee of Syracuse University. Mr. Dulude is on the Board of Directors, Council of Governing Boards of the Independent Universities of New York State and is a member of the British-North American Committee of the National Planning Association.

     KENNETH S. AXELSON. Age: 71 years; Director of various corporations; Director since 1974, whose term will expire in 1996. Mr. Axelson graduated from the University of Chicago in 1944 with an A.B. degree. He served in the U.S. Army as a Warrant Officer from 1943 to 1946. Before joining J.C. Penney Company, Inc. in

1963, he served as a Partner with Peat, Marwick & Co., C.P.A.'s, New York City, from 1952 to 1963. Previously, he was a management consultant with McKinsey & Company in Chicago from 1950 to 1952, Controller of Columbia Lumber Company of Alaska from 1948 to 1950, and staff accountant with Arthur Andersen & Co. in Seattle from 1946 to 1948. Mr. Axelson retired from Penney in 1982 as Executive Vice President and a director of the company. He is a director or trustee of The Chicago Dock and Canal Trust, UNUM Corporation, Zurn Industries, Inc., Protection Mutual Insurance Company and several Merrill Lynch funds. From 1975 to 1976, he served as Deputy Mayor for Finance of New York City and subsequently served as a member of the Emergency Financial Control Board, New York City.

     RENSO L. CAPORALI. Age: 60 years; Chairman and CEO, Grumman Corporation; Director since 1986, whose term will expire in 1996. Dr. Caporali received his Bachelor of Civil Engineering degree and his Master of Mechanical Engineering degree from Clarkson College of Technology. He earned three additional degrees from Princeton University; Master of Aeronautical Engineering, Master of Arts in Aeronautical Engineering, and Doctor of Philosophy in Aeronautical Engineering. Dr. Caporali served as a naval aviator from 1954 to 1958 and after leaving active service remaining in the reserve until 1973. Dr. Caporali began his career at Grumman as a Structural Flight Test Engineer in 1959. In 1963, he became Assistant to the Director of Flight Test for Advanced Development and in 1966 he became Assistant to the Vice President of Engineering. From 1968 through 1973, Dr. Caporali held various positions on the F-14 program including project engineer responsible for configuration design and deputy engineering manager responsible for vehicle flight test development. Subsequently, he advanced to Director of Design Engineering, Director of Advanced USAF Tactical Aircraft and Director of Advanced Systems Technology. In 1980 he was elected Vice President-Development and in 1983 was elected Senior Vice President-Technical Operations of Grumman Aerospace Corporation. In 1985, Dr. Caporali was appointed President of Aircraft Systems, an Operating Division of Grumman Corporation and in July 1988, he was elected Vice Chairman-Corporate Technology of Grumman Corporation. In July 190 he was elected Chairman and Chief Executive Officer of Grumman Corporation. Dr. Caporali was awarded an ALAA Flight Test Fellowship, he is a Trustee of Clarkson University, a licensed professional engineer in New York State, a Fellow of the American Institute of Aeronautics and Astronautics, and was elected into the National Academy of Engineering in February 1993. He is a director of the Long Island Lighting Company.

     CHARLES MARSHALL. Age: 64 years; Former Vice Chairman of the Board, AT& T; Director since 1989, whose term will expire in 1996. Mr. Marshall graduated from the University of Illinois. He joined Illinois Bell Telephone Company in 1953 as a service engineer. During his early career with the Bell System, he held numerous positions in Illinois Bell and with American Telephone and Telegraph Company in New York. In 1976, he became Vice President and Treasurer of AT&T in New York and in 1977 was named President and CEO of Illinois Bell. He returned to AT&T in 1981 as President and in 1983 became Chairman and CEO of AT&T Information Systems. Mr. Marshall was named Vice Chairman of the Board of AT&T in 1985, a position he held until he retired in 1989. Mr. Marshall is a director of Ceridian Corporation, GATX Corporation, HARTMARX, Sonat, Inc. Sunstrand, Inc., Zenith Electronics, and the University of Illinois Foundation. He also serves as a Trustee of the Newberry Library, University of Chicago.

     JOHN T. SARGENT. Age: 69 years; Mr. Sargent joined Doubleday & Company in 1945. In 1961, he was elected President of Doubleday & Company, Inc. In 1978 he became Chairman of the Board and in 1985 Chairman of Executive Committee. He retired from Doubleday in 1987. He is a director of River Bank America, the Centennial Insurance Company and the Alger Fund, as well as a Trustee of the Atlantic Mutual Insurance Company.

BOARD MEETINGS AND COMMITTEE

     The Board of Directors of Grumman Corporation held 12 meetings in 1993 and presently consists of 11 members, three of whom are officers of the Corporation.

     In 1993, the Board of Directors had six standing committees that dealt with special responsibilities. Other than James F. Orr III, no director attended less than 75 percent of both Board and Committee meetings held during 1993. Following are brief descriptions of each Committee, the frequency of its meetings and its composition in 1993.

     The Audit Committee, composed entirely of non-employee directors, meets periodically with representatives of management, the independent public accountants, and the Corporation's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. It also has a responsibility for the oversight of ethical business conduct. Both internal auditors and independent public accountants have unrestricted access to the Audit Committee to discuss the results of their examinations. The Committee also recommends to the Board, for approval by the shareholders, the engagement of the independent public accountants. The Committee met seven times in 1993, and its members were Lucy Wilson Benson, Chairman; Kenneth S. Axelson, Richard Dulude, Charles Marshall and John T. Sargent. Ellis L. Phillips, Jr. was a member of this Committee through and including his retirement, effective February 28, 1993.

     The Compensation Committee, composed entirely of non-employee directors, establishes policies for, and reviews, executive compensation plans and benefit programs, establishes salary review policies for officers of the Corporation, its operating Groups and its operating subsidiary corporations, and determines compensation for selected senior officers. The Committee held five meetings in 1993, and its members were Charles Marshall, Chairman; Richard Dulude and James
F. Orr III.

     The Corporate Governance Committee, currently composed entirely of non-employee directors, establishes criteria for the selection of directors, seeks out and interviews director-candidates, including those submitted by shareholders, employees, or others, and recommends to the Board those director candidates who shall stand for election at the Annual Meeting of Shareholders and those who shall fill interim vacancies. The Committee also recommends to the Board at the annual organization meeting the selection of officers of the Corporation. It ensures annual reviews of: the Corporation's management succession plan; the performance of top management by all outside directors; and director performance and, when appropriate, recommends corrective action. The Committee periodically reviews overall Board committee responsibilities and assignments and makes recommendations to the Board of Directors for approval. Shareholders may submit recommendations for director-candidates to the Corporate Governance Committee in care of the Corporation's Secretary, 1111 Stewart Avenue, Bethpage, New York 11714-3580. The Committee met two times in 1993, and its members were John T. Sargent, Chairman; Kenneth S. Axelson, Victor Hao Li and Lucy Wilson Benson. Ellis L. Phillips, Jr. served as a member of this Committee through and including February 28, 1993. Renso L. Caporali served as a member of this Committee through and including April 15, 1993.

     The Corporate Responsibility Committee, composed of both employee and non-employee directors, inquires into corporate activities that relate to employee relations and public policy and recommends goals and objectives to assure that corporate actions are consistent with the responsibilities of a good citizen. The Committee held two meetings in 1993, and its members were Victor Hao Li, Chairman; Robert J. Myers, John T. Sargent, and Eddie N. Williams, who became a member of the Committee effective March 1, 1993. Ellis L. Phillips, Jr. served as Chairman of this Committee through and including February 28, 1993.

     The Executive Committee is composed of employee directors and non-employee directors. During the intervals when the Board is not in session, it exercises all the powers and duties of the Board in the management of the business and affairs of the Corporation with respect to matters or transactions within the ordinary course of business or in furtherance of transactions of the Corporation previously authorized and approved by the Board, except those matters limited by Board resolution or by the New York Business Corporation Law to action by the full Board. The Committee did not meet in 1993. It members were Renso L. Caporali, Chairman; Kenneth S. Axelson; Victor Hao Li and John T. Sargent. Ellis
L. Phillips, Jr. served as a member of this Committee through and including February 28, 1993.

     The Investment Review and Finance Committee, which includes employee and non-employee directors, reviews with senior corporate management current and proposed significant investments of corporate resources for any product development, acquisitions, dispositions, mergers, and for corporate expansion, long-term business and financial plans, and proposed financing strategies and arrangements. This Committee also reviews, at least annually, the management of the funds of the Corporation's pension and employee investment plans. The Committee held four meetings in 1993, and its members were Kenneth S. Axelson, Chairman; J. Robert Anderson, Lucy Wilson Benson, Victor Hao Li, James
F. Orr III and John T. Sargent.

DIRECTOR COMPENSATION

     Directors who are not employees receive an annual retainer of $20,000 and fees of $800 for each Board and Committee meeting attended; however, Committee Chairmen receive $1,500 for each meeting over which they preside. Directors may elect to defer all or a portion of the annual retainer and meeting fees otherwise payable in the year(s) following such election. Deferred amounts are credited to a cash account which is paid after the individual ceases to be a director. No amounts were credited under this plan during the past year. Those directors who are also employees receive no remuneration for serving as directors.

     Non-employee directors who provide consulting services to the Corporation or any of its subsidiaries or affiliates are entitled to receive $1,000 per day (or any part thereof) when such services are in addition to services performed as a member of the Board of Directors or a committee thereof. No director received or earned such compensation in 1993.

     Non-employee directors are granted options to purchase shares of the Corporation's Common Stock in accordance with the terms of the Corporation's 1990 Stock Option Plan, which provides automatic grants of 2,000 shares when the individual is first elected a director, and 600 shares per year each year thereafter. Grants to each such non-employee director are limited to no more than 10,000 shares.

     Non-employee directors who have served on the Board of Directors at least three years and have attained at least age sixty-five are eligible to participate in the non-employee director pension plan adopted by the Board of Directors on August 21, 1986, as amended from time to time, and administered by the Compensation Committee of the Board of Directors. An eligible director shall receive annually for life, a sum equal to the product of (i) 10% of his or her final annual retainer fee plus the sum of board and committee meeting fees paid during the 12-month period immediately preceding his or her retirement as a director and (ii) the number of full years he or she served on the board, provided that the maximum annual benefit shall be 100% of his or her final annual retainer fee plus the sum of board and committee meeting fees paid during the 12-month period immediately preceding retirement.

     The Corporation is authorized to enter into a trust agreement (the assets of which would be subject to the claims of the Corporation's creditors in the event of insolvency of the Corporation) to assist it in meeting its obligations under the non-employee director pension plan. At the present time, the Corporation has not entered into or funded such a trust agreement.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee's report on executive compensation is set forth below. No member of the Compensation Committee is a former or current officer or employee of the Corporation or any of its subsidiaries, nor does any Executive Officer of the Corporation sit on a committee which determines the salary of any member of the Compensation Committee.

     The Committee sets the guidelines for all Executive Officer compensation and determines the salaries of the Chairman and Chief Executive Officer, President and Chief Operating Officer, Vice Chairman and Chief Financial Officer, Executive Vice Presidents, Senior Vice Presidents, and Presidents, Executive Vice Presidents and Vice Presidents, of the Corporation's operating groups. Currently there are ten individuals whose salaries are determined by the Committee. As to all other Executive Officers, salaries are determined by the Chairman of the Board based upon recommendations he receives from the individual's supervisors, in accordance with policies and guidelines established by the Committee. The Compensation Committee of the Board of Directors (the "Committee") as stated above, is composed entirely of non-employee directors. The Committee has responsibility for the administration of the Corporation's Management Incentive Plan, as adopted by the Board of Directors on January 20, 1972, and as subsequently amended from time to time, and the Long-Term Incentive Plan, as approved by shareholders on April 16, 1992.

     The Committee believes that competitive base salary levels provide an essential foundation for an effective and motivational Executive Officer compensation program when coupled with both annual and longer-term incentives. The Committee has structured the total compensation program for the Executive Officers so that a substantial component of each of their total compensation is dependent upon, and directly related to, the Corporation's annual and longer-term earnings, return on equity, return on capital, and total returns realized by the Corporation's shareholders.

     The Committee seeks to ensure that the total compensation of Executive Officers is competitive with the compensation programs of incumbents of comparable positions in selected U.S. corporations of comparable revenue size, as well as selected U.S. aerospace and defense contractors, including those which comprise the aerospace peer group shown on the stock performance graph herein. Grumman Corporation, as well as those corporations which the Committee uses to benchmark Executive Officer compensation, participates in several nationally recognized compensation surveys. These surveys, conducted by independent professionals, provide the basis for establishing, monitoring and administering the competitiveness of the Corporation's total Executive Officer compensation program.

     In 1993, as done previously from time to time, the Committee retained a compensation expert to determine whether the Corporation's Executive Officer compensation program adheres to the Committee's Executive Officer compensation philosophy, to evaluate the competitiveness of the level and mix of Executive Officer base salary, annual bonuses and long-term incentives, and to assist the Committee in benchmarking the competitiveness of the Executive Officers' total compensation program. The Committee has restructured certain of its Executive Officer compensation practices to conform with improvements recommended by the consultant.

BASE SALARY

     Executive Officer salaries are based on the incumbent's position responsibilities, experience and performance and are administered within the competitive ranges to which they have been assigned. The midpoints of the salary ranges approximate the 50th percentile of practice for the comparator corporations after taking into account position responsibility factors and annual revenue size in relation to the Corporation's. Dr. Caporali's base salary was last adjusted by the Committee on April 1, 1993 to 88 percent of his midpoint. In reaching its determination, the Committee considered his then current position in his salary range, his performance and his continuing successful efforts in substantially improving the financial condition of the Corporation.

ANNUAL INCENTIVE

     The Management Incentive Plan ("MIP") is an annual incentive bonus designed and administered to ensure that a significant portion of each Executive Officer's annual cash compensation is based upon the Corporation's annual performance. The maximum award pool that may be used for payment of bonuses earned in 1993 under this Plan, including those paid to Executive Officers, is seven percent of the Corporation's after-tax net income, before unusual and non-recurring items. The Plan further provides that awards may not be paid unless Common Stock dividend payments for the year total at least $1.00 per share.

     The MIP target bonus for 1993 was calculated as a percentage of the participant's base salary based upon the responsibility level of the participant's position. The actual MIP bonus which can be earned ranges from zero to two times the target bonus, with 50% of the award calculated on individual and/or organizational performance ("Individual Factors") and the other 50% calculated on corporate performance relative to the Corporation's Focus Factors.

     Ratings for Individual Factors varied in 1993 by participant but on average approximated target bonus levels, while organizational ratings for 1993 averaged slightly better than target bonus levels. Ratings related to the 1993 Focus Factors, namely profit margins and return on capital, exceeded substantially the target bonus levels. The Chairman reviews all proposed awards, except his own, and adjusts awards as appropriate to ensure fairness and equity across all operating units. Those proposed awards are then submitted to the Committee for approval.

     The Committee has the responsibility to determine Dr. Caporali's award and in 1993 used as its criteria the performance of the Corporation with respect to the Focus Factors and their discretionary assessment of the Corporation's performance. Dr. Caporali's target MIP award for 1993 was 50% of his 1993 base compensation and his 1993 MIP award paid in 1994 was $375,000. The Committee believes this award is consistent with the methodology described above and reflects his continued outstanding efforts in substantially improving the financial condition of the Corporation in 1993.

     Under the MIP, award recipients may, subject to certain conditions, elect to defer their awards over a period of years, or until after retirement. The Corporation is authorized to enter into a trust agreement (the assets of which would be subject to the claims of the Corporation's creditors in the event of insolvency of the Corporation) to assist it in meeting its obligations under the MIP. At the present time, the Corporation has not entered into or funded such a trust agreement.

  Long-Term Incentives

     The Committee believes also that a significant portion of Executive Officer total compensation should be related to the Corporation's longer-term earnings per share growth and return on equity--both of which directly influence the total returns realized by the Corporation's shareholders. The Long-Term Incentive Plan ("LTIP"), which the shareholders approved at the April 16, 1992 Annual Meeting, is designed to achieve this goal. Pursuant to this plan, in 1993, the Committee granted performance shares and issued stock option awards.

     Participants, including Executive Officers, can earn from zero to twice the number of performance shares granted based upon (1) a comparison of the Corporation's three-year average earnings per share growth (25% of award) and return on equity (25% of award) with standards established by the Committee during the first year of the measurement period covered by the award; and (2) a comparison of such three-year average earnings per share growth (25% of the award) and return on equity (25% of award) with those of the six aerospace industry peer corporations identified on the performance graph on herein.

     The performance share grants have been structured so the number of performance shares earned for each three-year measurement period is directly related to the Corporation's earnings per share growth and return on equity performance during the measurement period, while the value to the participant of the performance shares that have been earned is directly related to the price of the Corporation's Common Stock at the end of the performance measurement period when the shares are distributed. Dividend equivalents are credited during the performance period, on a share reinvestment basis, and are distributed at the end of the performance measurement period consistent with the number of performance shares actually earned.

     The Committee approved the grant of performance shares under LTIP in November 1993 covering the measurement period January 1, 1994 through December 31, 1996. The 1993 performance share grants, and an equivalent number of stock option grants, were made following the target guidelines calibrated to the 50th percentile of comparator company practice. The comparator group included those companies used in evaluating the competitiveness of Executive Officer salary range midpoints for which long-term compensation survey data was available. The number of performance shares granted to Dr. Caporali for this measurement period was based on the application of these guidelines. The named Executive Officers' November 1993 performance share and associated stock option grants were substantially larger than the grants they received in November 1992. These adjustments were made based on the findings of the Committee's 1993 evaluation of the competitiveness of the Corporation's Executive Officer total compensation program and are fully consistent with its compensation philosophy of relating a significant component of Executive Officer total compensation to the total returns realized by the Corporation's shareholders.

     The Committee has also granted stock options under the LTIP. The options were granted in November 1993, at the same time as the performance share awards for the 1994-1996 performance period, and were equal in size to the target number of performance shares awarded. Options were granted with an exercise price equal to the fair market value of Grumman Corporation Common Stock on the date of grant and have a ten-year exercise term. To further reinforce the linkage between long-term incentive compensation and increases in shareholder value, stock option grants cannot be exercised until after the third anniversary of the date of grant. Thereafter, the options can be exercised partially, or in their entirety, at any time during the remaining seven year term. The 1993 stock option grants to Dr. Caporali were, as discussed above, equal in amount to the target number of performance shares granted in November 1993 and were made following the target guidelines calibrated to the 50th percentile of comparator company practice.

     The 1993 Omnibus Budget Reduction Act (OBRA) imposed a $1 million limitation on the tax deductibility of compensation paid to an Executive Officer in any year, starting in 1994, unless such compensation meets specific criteria qualifying such payments for continued tax deductibility. Since clarifying regulations were only released in the fourth quarter of 1993, and more are expected, the Committee will monitor developments in this area before adopting a policy position.

                                          COMPENSATION COMMITTEE
                                          Charles Marshall, Chairman
                                          Richard Dulude
                                          James F. Orr III

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table shows all shares of the Corporation's Common Stock held beneficially, directly or indirectly, by each director or nominee, the named executive officers, and by all directors and executive officers as a group. For purposes of this chart, beneficial ownership includes those shares owned on January 31, 1994 and those shares which could have been acquired by the exercise of options within sixty days of January 31, 1994.

                                                                        COMMON STOCK OWNED AS
                                                                         OF JANUARY 31, 1994
                                                                  ----------------------------------
                                                                                          PERCENT OF
                              NAME                                NUMBER OF SHARES(1)      CLASS(2)
- ----------------------------------------------------------------  -------------------     ----------
J. Robert Anderson..............................................         55,215
Kenneth S. Axelson..............................................          4,305
Lucy Wilson Benson..............................................          5,423
Renso L. Caporali...............................................        120,793
Richard Dulude..................................................          3,200
Victor Hao Li...................................................          1,800
Charles Marshall................................................          5,400
Robert J. Myers.................................................         57,387
James F. Orr III................................................          4,200
Ellis L. Philips Jr.(3).........................................         10,391
Gerald H. Sandler...............................................         22,856
John T. Sargent.................................................          4,999
Albert Verderosa................................................         42,034
Eddie N. Williams...............................................          2,600
All 37 directors and executive officers as a group(4)(5)........        722,547              2.13%

- ---------------
(1) Includes shares which may be purchased through the exercise of stock options held on January 31, 1994 by the following persons: Mr. Anderson, 21,000 shares; Mr. Axelson, 2,400 shares; Mrs. Benson, 3,600 shares; Dr. Caporali, 54,062 shares; Mr. Dulude, 3,200 shares; Mr. Li, 600 shares; Mr. Marshall, 1,200 shares; Mr. Myers 18,060 shares; Mr. Orr, 3,200 shares; Mr. Sandler, 4,000 shares; Mr. Sargent, 3,000 shares; Mr. Verderosa, 16,050 shares; Mr. Williams, 2,600 shares; all directors and executive officers as a group, 217,272 shares. In addition to the shares of Common Stock beneficially owned by the directors, the wife of a director owns 7,866 shares of Common Stock. Beneficial ownership of such shares has been disclaimed by this director.

(2) No director or named executive officer owned more than 1%.

(3) Mr. Phillips retired from the Board effective February 28, 1993. Mr. Phillips' membership on the Audit, Corporate Governance, Corporate Responsibility and Executive Committees terminated simultaneously with his retirement from the Board of Directors.

(4) These 37 directors and executive officers include: 2 executive officers who retired in 1993, and the director identified in footnote (3).

(5) Due to administrative errors, Mr. Fred L. Thompson, Vice
    President -- Quality, did not timely file his initial Form 3 report required by the Securities Exchange Act of 1934, and Mr. Richard G. Anderson, Vice President -- Corporate Technology, did not disclose on Form 5 filings due February 1992 and February 1993, Common Stock equivalents and dividend equivalents attributable thereto credited to a deferred award account under the Management Incentive Plan. Mr. Thompson's Form 3 report and Mr. Anderson's Common Stock equivalents and dividend equivalents have since been duly filed and reported, respectively.

                      SECURITY OWNERSHIP OF RECORD OWNERS

     As of January 31, 1994, the following shareholder was the record owner of five percent or more of the outstanding shares of the Corporation's Common Stock.

                                                        AMOUNT OF      PERCENT         TITLE
                   NAME AND ADDRESS                     OWNERSHIP      OF CLASS       OF CLASS
- ------------------------------------------------------  ----------     --------     ------------
Employee Investment Plan of Grumman Corporation(1)....  11,229,061      33.09%      Common Stock
  c/o Grumman Corporation
     1111 Stewart Avenue
     Bethpage, N.Y. 11714-3580

- ---------------
(1) Each Employee Investment Plan participant instructs the Trustees of the Plan how to vote his or her shares. As to shares with respect to which the Trustees receive no voting instructions, the Trustees, pursuant to the Plan, vote these shares in the same proportion as they vote all of the shares with respect to which they have received voting instructions. All Common Stock held by the Plan is fully vested in the participants. Each participant instructs the Trustees whether none or some of such participant's contributions to the Plan are to be invested in Common Stock. The Plan requires that all employer contributions to the Plan be invested in Common Stock during the period of each respective employee's service with the Corporation; an employee may under certain circumstances elect to transfer, in installments, a percentage of the employer contribution in that employee's account to another fund within the Plan.

                            STOCK PERFORMANCE GRAPH

     The following performance graph compares the five-year cumulative total shareholder returns (assuming reinvestment of dividends) realized by Grumman Corporation's Common Stock shareholders with the S&P 500 index and an aerospace company peer group comprised of the following six companies: General Dynamics, Lockheed, Martin Marietta, McDonnell Douglas, Northrop and Rockwell International. This peer group's performance enters into the computation of the actual number of performance shares to be distributed to participants under the Long-Term Incentive Plan following the three-year measurement period, in that 50% of the ultimate distribution is based on a comparison of the Corporation's three-year average earnings per share growth and return on equity with those averages of the six peer companies. The performance graph assumes $100 is invested in Grumman Corporation Common Stock, the S&P 500 index, and a composite index for the peer companies on December 31, 1988, and that dividends paid during the December 31, 1988 through December 31, 1993 period were reinvested to purchase additional shares during this performance period.

                COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN(1)
                     AMONG GRUMMAN CORPORATION, S&P 500 AND
                          AEROSPACE/DEFENSE PEER GROUP

                                   [GRAPH]

- ---------------
(1) Companies in peer groups weighted by market capitalization, indexed to 100 at 12/31/88. Dividends reinvested over period.

     The table below sets forth all compensation paid by the Corporation and its subsidiaries for services in all capacities in the past three fiscal years to each of the five most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM COMPENSATION
                                                               ------------------------------------------
                                                                                              SECURITIES
                                       ANNUAL COMPENSATION     OTHER ANNUAL    RESTRICTED     UNDERLYING     ALL OTHER
                                     -----------------------   COMPENSATION    STOCK AWARD   OPTIONS/SARS   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR   SALARY($)   BONUS($)(1)      ($)(2)         ($)(3)          (#)         ($)(2)(4)
- ----------------------------  ----   ---------   -----------   -------------   -----------   ------------   ------------
Renso L. Caporali...........  1993    525,000      375,000                           -0-        16,700          4,540
Chairman of the Board and     1992    450,000      310,000                           -0-         6,800          5,135
  Chief Executive Officer     1991    375,000      220,000                        79,875         9,000
Robert J. Myers.............  1993    381,250      275,000                           -0-         8,800          4,860
President and Chief           1992    325,000      215,000                           -0-         5,000          5,168
  Operating Officer           1991    257,000      150,000                        56,800         6,400
J. Robert Anderson(5).......  1993    337,500      225,000                           -0-         6,000          4,960
Vice Chairman and             1992    300,000      190,000                           -0-         4,600          5,193
  Chief Financial Officer     1991    150,000       90,000                       232,000        21,000
Albert Verderosa............  1993    251,250      145,000                           -0-         5,200          5,140
President                     1992    190,000      100,000         53,677(6)         -0-         3,000          4,370
  Grumman Aerospace           1991    185,833       80,000                        31,950         3,600
  Corporation
Gerald H. Sandler...........  1993    208,750      100,000                           -0-         4,000          4,580
President                     1992    187,508       80,000                           -0-         2,400          4,500
  Grumman Data Systems        1991    155,500       60,000                        28,400         3,200
  Corporation

- ---------------
(1) Reflects Management Incentive Plan awards earned in specified calendar year, but paid in either the following February or March. For example, Dr. Caporali's award of $375,000 for 1993 performance was paid in February 1994. Officers and key employees of the Corporation and of most of its subsidiaries are eligible to participate in the Management Incentive Plan adopted by the Board of Directors. The maximum amounts available for total awards under the Plan are equal to 7% of the after tax net income before adjustments for unusual and non-recurring items, provided dividend payments for the year in question on Grumman Corporation Common Stock total at least $1.00 per share. The Corporation is authorized to enter into a trust agreement (the assets of which would be subject to the claims of the Corporation's creditors in the event of insolvency of the Corporation) to assist it in meeting its obligations under the Management Incentive Plan. At the present time, the Corporation has not entered into or funded such a trust agreement.

(2) While each of the five named individuals received perquisites or other personal benefits in 1993 and in 1992, in accordance with SEC regulations, the value of these benefits is not indicated for anyone other than Mr. Verderosa, since the benefits did not exceed in the aggregate the lesser of $50,000 or 10% of the individual's salary and bonus in either 1993 or 1992. In accordance with the transitional provisions applicable to the revised rules on executive officer and director compensation disclosure adopted by the Securities and Exchange Commission, as informally interpreted by the Commission's Staff, amounts of Other Annual Compensation and All Other Compensation are excluded for the Corporation's 1991 fiscal year.

(3) Amounts represent the aggregate fair market value of Restricted Stock on November 20, 1991, the date of grant. Additionally, the aggregate number and fair market value of all Restricted Stock held by the named individuals on December 31, 1993 are as follows: R. Caporali, 15,000 shares, $599,062; R. Myers, 9,980 shares, $398,576; J.R. Anderson, 13,000 shares, $519,187; A.
    Verderosa, 6,688 shares, $266,782; and G. Sandler, 6,649 shares, $265,185.
    Dividend equivalents are paid on Restricted Stock. Restrictions automatically lapse in the event of a "change in control" of the Corporation. For this purpose a "change in control" is defined in the Change in Control Arrangements Section.

(4) This column includes the Corporation's contribution to the Grumman Corporation Employee Investment Plan. All employees of the Corporation and of most of its subsidiaries become eligible to participate in the Employee Investment Plan after three months of employment. Employer contributions, which can match up to 4% of the employee's annual basic compensation rate, are invested in a Corporation Stock Fund for the employee's benefit.

(5) Mr. Anderson joined the Corporation on July 1, 1991.

(6) Of this sum, $52,088 represents Mr. Verderosa's housing and meal allowance while serving at the Corporation's request at a location away from his normal residence.

     The Corporation has in effect plans pursuant to which options to purchase Common Stock of the Corporation are granted to officers and other selected employees as determined by the Compensation Committee. The tables below identify the option grants awarded in the last fiscal year to the individuals identified on the Summary Compensation Table and the aggregate option values on December 31, 1993.

                   OPTIONS/SAR GRANTS IN LAST FISCAL YEAR(1)

                              INDIVIDUAL GRANTS                                                   POTENTIAL REALIZED VALUE
- -----------------------------------------------------------------------------                      OF ASSUMED ANNUAL RATES
                                   NUMBER OF       % OF TOTAL                                          OF STOCK PRICE
                                   SECURITIES     OPTIONS/SARS                                        APPRECIATION OVER
                                   UNDERLYING      GRANTED TO     EXERCISE OR                      10 YEAR OPTION TERM(2)
                                  OPTIONS/SARS     EMPLOYEES      BASE PRICE     EXPIRATION     -----------------------------
              NAME                 GRANTED(#)    IN FISCAL YEAR    ($/SHARE)        DATE        0%($)    5%($)       10%($)
- --------------------------------  ------------   --------------   -----------   -------------   -----   --------   ----------
Renso L. Caporali...............     16,700           6.58%         $39.125     Nov. 17, 2003    $ 0    $411,634   $1,038,886
Robert J. Myers.................      8,800           3.47%         $39.125     Nov. 17, 2003    $ 0    $216,909   $  547,437
J. Robert Anderson..............      6,000           2.36%         $39.125     Nov. 17, 2003    $ 0    $147,892   $  373,252
Albert Verderosa................      5,200           2.05%         $39.125     Nov. 17, 2003    $ 0    $128,173   $  323,485
Gerald H. Sandler...............      4,000           1.56%         $39.125     Nov. 17, 2003    $ 0    $ 98,595   $  248,835

- ---------------

(1) All options were granted on November 17, 1993 under the 1992 Long-Term Incentive Plan. Options must be held three years after the grant date before they can be exercised. In the event of a change in control, all restrictions lapse. For this purpose, a "change in control" is as defined in the Change in Control Arrangements Section.

(2) The dollar amounts under these columns are the result of calculations at 0% and the 5% and 10% rates set by the Commission and therefore are not intended to forecast possible future appreciation, if any, of Grumman Corporation's Common Stock price.

             AGGREGATE OPTION/SAR EXERCISES IN THE LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                  NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED                 IN-THE-MONEY
                                                                     OPTIONS/SARS IN                   OPTIONS/SARS AT
                                                                    DECEMBER 31, 1993               DECEMBER 31, 1993(1)
                             SHARES ACQUIRED     $ VALUE      -----------------------------     -----------------------------
           NAME                ON EXERCISE       REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- ---------------------------  ---------------     --------     -----------     -------------     -----------     -------------
Renso L. Caporali..........       15,429(2)      $288,448        54,062           23,500        $1,061,049        $ 141,918
Robert J. Myers............        8,331(2)      $159,173        18,060           13,800        $  357,032        $ 101,525
J. Robert Anderson.........          -0-              -0-        21,000           10,600        $  464,062        $  91,700
Albert Verderosa...........        4,000         $ 25,375        16,050            8,200        $  308,812        $  60,850
Gerald H. Sandler..........        4,591(3)      $122,717         4,000            6,400        $   48,000        $  48,550

- ---------------
(1) Based on the fair market value on the New York Stock Exchange -- Composite Transactions of the Corporation's Common Stock on that date ($39.9375).

(2) 1,041 of such shares were acquired upon the exercise of the surrender (SAR) feature of options on 6,000 shares at $28.7188 on April 23, 1993.

(3) 1,106 of such shares were acquired upon the exercise of the surrender (SAR) feature of options on 3,200 shares at $17.75 on January 28, 1993, 296 shares acquired on surrender of option for 1,600 shares at

    $28.7188 on April 26, 1993 and 1,089 shares acquired on surrender of option for 3,000 shares at $25.5625 on July 26, 1993.

     The following table shows performance share awards made to the individuals identified on the Summary Compensation table. The performance share awards were in lieu of the traditional awards of Restricted Stock to certain key employees. Payout of awards is tied to the Corporations achieving certain pre-set performance targets. The measures chosen to establish those targets are earnings per share growth and return on equity of the Corporation standing alone and as compared to its selected peer group. The actual distributions may be adjusted as described in footnote (3) below. In the event of a change in control, all performance share awards will be fully vested, deemed earned in full at the maximum performance level (which results in awards equal to twice the number of target shares) and promptly paid entirely in cash. For this purpose, a "change in control" is as defined in the Change in Control Arrangements Section.

              LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR

                                                                                         ESTIMATED FUTURE PAYMENTS
                                                     NUMBER OF     PERFORMANCE OR             UNDER NON-STOCK
                                                      SHARES,       OTHER PERIOD            PRICE-BASED PLANS(3)
                                                     UNITS OR          UNTIL          --------------------------------
                                                       OTHER       MATURATION OR      THRESHOLD     TARGET     MAXIMUM
                  NAME                    YEAR(1)    RIGHTS(#)       PAYOUT(2)           (#)         (#)         (#)
- ----------------------------------------  -------    ---------     --------------     ---------     ------     -------
R.L. Caporali...........................  Nov-93       16,700          Mar-97             0         16,700     33,400
R. Myers................................  Nov-93        8,800          Mar-97             0         8,800      17,600
J.R. Anderson...........................  Nov-93        6,000          Mar-97             0         6,000      12,000
A. Verderosa............................  Nov-93        5,200          Mar-97             0         5,200      10,400
G.H. Sandler............................  Nov-93        4,000          Mar-97             0         4,000       8,000

- ---------------
(1) Awards issued in November 1993 are subject to a measurement period of January 1, 1994-December 31, 1996.

(2) Date shown reflects anticipated date of distribution.

(3) For performance which falls below or above the pre-set target, awards will be prorated between those shown under Threshold and Target or Target and Maximum, respectively. Dividend equivalents in the form of additional shares are credited during the performance period, and will be distributed at the end of the period with respect to all performance shares that have been earned.

                                 PENSION PLANS

     All employees of the Corporation and of most of its subsidiaries are admitted to membership in its noncontributory employee pension plan after one year's service and attainment of age 21. The plan provides for benefits upon retirement which are based upon a percentage of earnings per year of membership service. Retirement is mandatory at age 65 for corporate officers. Early retirement is allowed any time after a member reaches age 60 with at least one year of service or age 50 with at least 20 years of service. The plan is a career average plan and provides an annual sum on account of membership service. The calculation of the benefit is based upon a formula level which varies by calendar year. For example, from January 1, 1989 to date, the benefit is calculated based upon the following formula: for each full or partial calendar year, 2.60% of the base compensation per year up to the formula level plus 2.85% of any base compensation in excess of the formula level for those participants with 35 years or less of membership service. For each year of membership service in excess of 35 years, the benefit accrues at 2.60% of base compensation. The formula level is the social security wage base used to calculate the maximum social security tax minus $16,700. Base compensation is salary excluding bonus, special pay or pay for overtime. The projected annual pension benefit for each of the individuals identified in the Summary Compensation Table, assuming he retires at age 65, his current earnings remain constant over this period and he elects a pension benefit for his life only is: R.L. Caporali, $101,651; R.J. Myers, $92,814; J.R. Anderson, $43,407; A. Verderosa, $86,571 and G.H. Sandler, $77,272.

     Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of compensation that may be used to calculate pension benefits under a tax qualified plan. Section 415 of the

Code limits the annual benefits which may be paid under such a plan. The Corporation has a nonqualified unfunded excess benefit plan which provides for the payment out of its general funds of any benefits calculated under the provisions of the qualified noncontributory career average plan (discussed in the paragraph above) that are above the limits allowed under Sections 401(a)(17) and 415. Benefits payable under this excess benefit plan are in addition to those described above. The projected annual benefit payable under this excess benefit plan for each of the individuals identified in the Summary Compensation Table, assuming he retires at age 65, his current earnings will remain constant over this period and he elects a benefit payable for his life only is: R.L. Caporali, $66,753; R.J. Myers, $48,728; J.R. Anderson, $43,509; A. Verderosa, $10,450; and G.H. Sandler, $9,538.

     Further, the Corporation has a supplemental plan which provides to certain officers of the Corporation, its subsidiaries and divisions and key employees designated by the Compensation Committee of the Board of Directors a supplemental pension up to 30% of final base compensation upon retirement at age 60 with at least 10 years of service, which is payable in monthly installments for a period certain of 180 months. The maximum 30% supplemental payment is reduced for service of less than 25 years and/or retirement before age 60 (entitlement is subject to approval of the Compensation Committee of the Board of Directors if retirement is prior to age 60 but after age 50 with 20 years of continuous service; approval is automatically deemed given if such retirement occurs after a "change in control" (see the Change in Control Arrangements Section below)) and may be further reduced or eliminated to make certain that the sum of the annual pension calculated under the provisions of the above described career average plan, excess benefit plan, when applicable, and annual social security benefits, plus the supplemental benefit, do not exceed 60% of final total compensation (base compensation at retirement or age 65 and the average of the three highest bonuses before then). The plan also provides an annual pre-retirement death benefit equal to 25% of the final base compensation payable monthly for a period certain of 108 months in lieu of any supplemental retirement benefits being payable. Pursuant to this plan, the projected annual benefits payable for 15 years commencing at age 65 are: R.L. Caporali, $165,000; R.J. Myers, $120,000; J.R. Anderson, $52,500; A. Verderosa, $78,000 and G.H.
Sandler, $64,500.

     The Corporation is authorized to enter into trust agreements (the assets of which would be subject to the claims of the Corporation's creditors in the event of insolvency of the Corporation) to assist it in meeting its obligations under the Excess Benefit and Supplemental Retirement Plans described above. At the present time, the Corporation has not entered into or funded such trust agreements.

     The Corporation has committed to provide Mr. Anderson with a special retirement bonus, to be paid in the form of an annuity, the cost of which will be the total of 20% of each of his management incentive plan bonuses, and the payment terms of which will be consistent with Mr. Anderson's pension election under the Grumman Corporation Pension Plan. The Corporation also committed to provide him with a supplemental retirement pension equivalent in lieu of the supplemental retirement benefit described above in the event Mr. Anderson does not complete ten full years of service with the Corporation.

                         CHANGE IN CONTROL ARRANGEMENTS

     The Corporation in January 1990 adopted a plan which permits it to enter into special severance agreements ("Agreements") with key employees, such employees being designated from time to time by the Compensation Committee of the Board of Directors. Currently, there are 31 designated key employees including Dr. Caporali and Messrs. Anderson, Myers, Venderosa and Sandler. The purpose of the Agreements is to encourage the key employees to continue to carry out their duties in the event of the possibility of a change in control of the Corporation. Payments under the Agreements would be made only if there is (i) a Change in Control of the Corporation, (ii) the key employee is then in the employ of the Corporation, and (iii) the key employee's employment is terminated other than for narrowly defined causes. A "Change in Control" shall be deemed to have occurred upon the happening of any of the following events: (i) the acquisition, other than from the Corporation, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act")) of beneficial ownership (within the meaning of Rule 13(d)(3) promulgated under the Exchange Act) of 30% or more of either the then outstanding voting shares of Common Stock of the Corporation or the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors, but excluding, for this purpose, any such acquisition by the Corporation or any of its subsidiaries, or any employee benefit plan (or related trust) of the Corporation or its subsidiaries; (ii) individuals who, as of February 17, 1994, constitute the Board of Directors of the Corporation (as of such date, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to such date whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors of the Corporation (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act); or (iii) approval by the stockholders of the Corporation of a reorganization, merger or consolidation of the Corporation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the Common Stock and voting securities of the Corporation, immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of Common Stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation, or a complete liquidation or dissolution of the Corporation or the sale or other disposition of all or substantially all of the assets of the Corporation.

     Should an Agreement become operative, the key employee shall receive his full base salary through the Date of Termination (as defined in the Agreement); and after the Date of Termination, severance pay in a lump sum equal to 2.99 times the key employee's base amount (as defined in Section 280G of the Code). This severance pay shall be reduced by any severance pay received pursuant to the Corporation's Termination Review policy (Personnel Policy A 641) in effect at the date of Notice of Termination (as defined in the Agreement). In addition, the Corporation would continue to provide certain fringe benefits (i.e., medical, dental) and other employee benefits (as defined in the Agreement) for up to 36 months.

     In no event may the amount of any benefits payable under an Agreement, when added together with any other benefits the key employee is entitled to receive from the Corporation, exceed the total amount of payments or benefits which could be received by the key employee without any portion thereof constituting a non-deductible "excess parachute payment" within the meaning of Section 280G of the Code, or being subject to the excise tax imposed by Section 4999 of the Code. The payments or benefits payable to the key employee shall be reduced to the extent necessary to comply with the limitations. Such reduction shall be made in the order and manner determined by the key employee as soon as administratively practicable following the Change in Control.

     In January 1990, the Board of Directors authorized the Corporation to provide that in the event of a "Change in Control," any employee whose employment is involuntarily terminated within 30 months following such "Change in Control" shall be entitled to receive the Corporation's severance pay benefits in effect immediately prior to the "Change in Control." For purposes of this policy, the definition of "Change in Control" is substantially the same as that for the Agreements described above.

                                                             Grumman Corporation

April 4, 1994